REPORT OF INDEPENDENT AUDITORS
AND FINANCIAL STATEMENTS

RAWNATURE5 CORP, DBA KOIA

December 31, 2019 and 2018 (Unaudited)

MOSSADAMS

Table of Contents

	PAGE
Report of Independent Auditors	1–2
Financial Statements	
Balance sheets	3
Statements of operations	4
Statements of shareholders’ equity	5
Statements of cash flows	6
Notes to financial statements	7–16

MOSSADAMS

Report of Independent Auditors

To the Shareholders
RawNature5 Corp, dba Koia

Report on the Financial Statements

We have audited the accompanying financial statements of RawNature5 Corp, dba Koia ("Koia" or the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statement of operations, shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Koia as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Prior Period Financial Statements

The 2018 financial statements were reviewed by us, and our report thereon, dated July 8, 2019, stated we were not aware of any material modifications that should be made to those statements for them to be in conformity with accounting principles generally accepted in the United States of America. However, a review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the financial statements.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for revenue from contracts from customers in 2019. Our opinion is not modified with respect to this matter.

Moss Adams LLP

Irvine, California
May 8, 2020

ASSETS

	December 31, 2019	December 31, 2018 (Unaudited)
CURRENT ASSETS		
Cash	$ 311,479	$ 1,252,845
Accounts receivable, net	1,010,779	329,028
Inventories, net	2,863,953	2,200,035
Prepaid expenses and other current assets	68,341	49,997
Total current assets	4,254,552	3,831,905
PROPERTY AND EQUIPMENT, net	39,669	40,589
OTHER ASSETS	40,000	40,000
Total assets	$ 4,334,221	$ 3,912,494

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ 1,053,032	$ 897,350
Accrued expenses	395,393	575,679
Total current liabilities	1,448,425	1,473,029
CONVERTIBLE NOTE PAYABLE	7,460,218	-
Total liabilities	8,908,643	1,473,029
SHAREHOLDERS' EQUITY		
Common stock, $0.0001 par value – authorized, 40,000,000 shares; issued and outstanding, 4,924,706 and 5,368,484 shares for 2019 and 2018, respectively	136	136
Preferred stock, $0.0001 par value – authorized, 40,000,000 shares;		
Series A1 preferred, issued and outstanding, 7,202,135 shares	720	720
Series A2 preferred, issued and outstanding, 5,500,000 shares	550	550
Series A3 preferred, issued and outstanding, 3,259,793 shares	326	326
Series C1 preferred, issued and outstanding, 3,273,023 shares	327	327
Series C2 preferred, issued and outstanding, 3,334,994 shares	333	333
Series C3 preferred, issued and outstanding, 4,040,541 shares	404	404
Additional paid-in capital	10,367,436	10,221,672
Accumulated deficit	(14,944,654)	(7,785,003)
Total shareholders' equity	(4,574,422)	2,439,465
Total liabilities and shareholders' equity	$ 4,334,221	$ 3,912,494

RawNature5 Corp, dba Koia
Statements of Operations

	Years Ended December 31, 2019	2018 (Unaudited)
GROSS SALES	$ 14,510,933	$ 8,242,662
Less: trade spend, payment discounts, and returns allowance	2,315,906	1,373,912
Net sales	12,195,027	6,868,750
COST OF GOODS SOLD	9,092,916	4,887,110
GROSS MARGIN	3,102,111	1,981,640
OPERATING EXPENSES		
Warehouse and logistics expenses	2,185,004	1,397,651
Selling expenses	4,343,629	2,020,118
Marketing expenses	1,798,321	1,146,483
General and administrative expenses	1,477,623	1,705,125
Total operating expenses	9,804,577	6,269,377
LOSS FROM OPERATIONS	(6,702,466)	(4,287,737)
OTHER EXPENSES		
Interest expense	426,136	3,500
Other expense, net	30,249	270,234
Total other expenses	456,385	273,734
LOSS BEFORE INCOME TAXES	(7,158,851)	(4,561,471)
PROVISION FOR INCOME TAXES	800	800
NET LOSS	$ (7,159,651)	$ (4,562,271)

See review report of independent accountants and accompanying notes.

Statements of Shareholders' Equity

	Common Stock		Series A1 Preferred Stock		Series A2 Preferred Stock		Series A3 Preferred Stock		Series C1 Preferred Stock		Series C2 Preferred Stock		Series C3 Preferred Stock		Additional	Accumulated	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Paid-in Capital	Deficit	Total
BALANCE, December 31, 2017 (unaudited)	4,475,000	$ 136	7,202,134	$ 720	-	$ -	-	$ -	3,273,023	$ 327	3,334,994	$ 333	4,040,541	$ 404	$ 4,639,715	$ (3,222,732)	$ 1,418,903
Issuance of preferred stock	-	-	-	-	5,500,000	550	3,259,793	326	-	-	-	-	-	-	5,452,000	-	5,452,876
Issuance of restricted stock	893,484	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	129,957	-	129,957
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,562,271)	(4,562,271)
BALANCE, December 31, 2018 (unaudited)	5,368,484	136	7,202,134	720	5,500,000	550	3,259,793	326	3,273,023	327	3,334,994	333	4,040,541	404	10,221,672	(7,785,003)	2,439,465
Termination of restricted stock	(488,788)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Exercise of stock options	45,000	-	-	-	-	-	-	-	-	-	-	-	-	-	4,050	-	4,050
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	141,714	-	141,714
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,159,651)	(7,159,651)
BALANCE, December 31, 2019	4,924,696	$ 136	7,202,134	$ 720	5,500,000	$ 550	3,259,793	$ 326	3,273,023	$ 327	3,334,994	$ 333	4,040,541	$ 404	$ 10,367,436	$ (14,944,654)	$ (4,574,422)

RawNature5 Corp, dba Koia
Statements of Cash Flows

	Years Ended December 31, 2019	2018 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (7,159,651)	$ (4,562,271)
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization	25,423	22,853
Noncash issuance of convertible notes	-	36,615
Loss on disposal of assets	939	-
Interest expense on convertible notes	430,005	10,613
Share-based compensation expense	141,714	129,957
Changes in		
Accounts receivable	(681,751)	(23,934)
Inventories	(663,918)	(1,368,178)
Prepaids and other current assets	(18,344)	(38,086)
Accounts payable	155,682	551,806
Other accrued expenses	(180,286)	429,273
Net cash used in operating activities	(7,950,187)	(4,811,352)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(25,442)	(6,162)
Net cash used in investing activities	(25,442)	(6,162)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred stock	-	5,250,000
Issuance of common stock	4,050	-
Issuance of convertible notes	7,100,000	-
Debt issuance costs paid	(69,787)	-
Net cash provided by financing activities	7,034,263	5,250,000
NET CHANGE IN CASH	(941,366)	432,486
CASH, beginning of year	1,252,845	820,359
CASH, end of year	$ 311,479	$ 1,252,845
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ 10,613

SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING ACTIVITIES

Convertible notes totaling $0 and $202,876 were converted to preferred stock during 2019 and 2018, respectively. Additionally, convertible notes totaling $0 and $36,615 were issued during 2019 and 2018, respectively, in exchange for services.

Note 1 – Organization and Summary of Significant Accounting Policies

RawNature5 Corp. dba Koia ("Koia" or the "Company") was formed as a C Corporation on October 22, 2014. The Company promotes craveable, healthy, convenient nutrition by developing, marketing, and distributing products that provide plant-powered protein. The product serves several growing markets, including low sugar consumers, those avoiding dairy and, a niche target, vegans. The Company is based in California and operates under the Koia brand name. Koia products are sold principally in the United States and can be found in various distribution channels, including natural food markets, conventional retailers, and e-commerce websites. The Company manufactures and maintains its product inventories at third-party manufacturing and warehousing facilities located in the United States.

Basis of presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). In the opinion of management, all adjustments, consisting principally of normal recurring adjustments, considered necessary for a fair presentation have been included.

Accounting estimates – The preparation of such financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

Cash – Cash includes all highly liquid investments with an original maturity of three months or less. Throughout the year, the Company has had amounts on deposit at financial institutions that exceed the federally insured limits. The Company has not experienced any loss as a result of these deposits and does not expect to incur any losses in the future.

Accounts receivable – Trade receivables are recorded at invoiced amounts less an allowance for subsequent credit memos related to customer discounts and uncollectible balances. The Company's allowance for credit memos and discounts approximated $344,000 and $181,000 (unaudited) as of December 31, 2019 and 2018, respectively, and no allowance for doubtful accounts was recorded in 2019 or 2018. The Company extends credit to its customers and generally does not require collateral. The Company monitors exposure to credit losses and maintains an allowance for anticipated losses based on each customer's credit condition and payment behavior. The Company had no bad debt write offs during 2019 or 2018.

Inventories – Inventories consist of raw materials, which includes ingredients and packaging, and finished goods valued at the lower of average cost or net realizable value. On an ongoing basis, the Company evaluates inventory for obsolescence and slow moving items.

Long-lived assets – Property and equipment are recorded at historical cost. Additions, replacements, and betterments are capitalized, while maintenance and repairs that do not extend the useful life of an asset are expensed as incurred. Depreciation is recorded using the straight-line method over estimated useful lives of five years for all equipment. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Other assets – Other assets are comprised of a trademark that is being amortized over a 15-year period. For the years ended December 31, 2019 and 2018, amortization expense was not considered material.

Income taxes – Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The factors used to assess the likelihood of realization include the Company's forecast of further taxable income and available tax planning strategies that could be implements to realize the net deferred tax assets.

The Company recognizes the tax benefits from uncertain tax positions only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefit is measured based upon the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense. See Note 6 for additional details.

Revenue recognition – In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. ASU No. 2014-09 is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date*, which deferred the effective date of ASU No. 2014-09 by one year to fiscal year beginning after December 15, 2018, and interim periods within fiscal year beginning after December 15, 2019. The Company adopted ASU 606 with a date of the initial application of January 1, 2019.

The Company applied ASU 606 using the modified retrospective approach. However, the adoption of the new standard did not have a significant effect on earnings or on the timing of the Company's most significant type of transactions and therefore the cumulative effect of initially applying the new guidance was not material. Therefore, there was no adjustment to the opening balance sheet at January 1, 2019.

To determine the proper revenue recognition method for contracts, the Company evaluates whether two or more contracts should be combined and accounted for as one single performance obligation and whether a single contract should be accounted for as a more than one performance obligation. A performance obligation is a contractual promise to transfer a distinct good or service to a customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company's evaluation requires significant judgment and the decision to combine a group of contracts or separate a contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. The Company's contracts in general have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract, and therefore, is not distinct.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

The nature of the Company's contracts give rise to several types of variable consideration, including payment discounts, price protection, return policies, and other terms that can either increase or decrease the transaction price. The Company estimates variable consideration as the most likely amount to which the Company expects to be entitled. The Company includes estimated amounts in the transaction price to the extent the Company believes it has an enforceable right and it is probable that a significant reversal of cumulative revenue recognized will not occur. The Company's estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information (historical, current, and forecasted) that is reasonably available to us.

As a significant change in one or more of these estimates could affect the profitability of our contracts, the Company reviews and updates its contract-related estimates regularly. The Company recognizes adjustments in estimated profit on contracts under the cumulative catch-up method. Under this method, the cumulative impact of the profit adjustment is recognized in the period the adjustment is identified. During the year ended December 31, 2019, revenue recognized from performance obligations satisfied in previous periods was not significant.

The Company derives its revenue from product sales. Revenue is recognized when goods are received by customers and is recorded net of estimated returns, discounts, and allowances based upon estimates using the Company's historical experience. For the years ended December 31, 2019 and 2018, returns and allowances included in net sales were approximately $2,455,000 and $1,376,000 (unaudited), respectively.

Cost of sales – Cost of sales consists of the cost of the various ingredients, raw materials, and packaging utilized in the manufacturing process as well as third-party production fees, which are typically incurred at a flat rate per case produced. The Company's cost of sales is generally subject to price fluctuations in the marketplace for raw materials.

General and administrative expenses – General and administrative expenses are comprised of the Company's cost of employee compensation, insurance expense, property and equipment depreciation, professional fees, and other miscellaneous items. These items are expensed as incurred.

Selling and marketing expenses – Selling and marketing expenses are comprised of the Company's cost of trade shows, demonstrations, promotions, advertising, sales commissions, and other related items. These items are expensed as incurred.

Warehouse and logistics expenses – Warehouse and logistics expenses are comprised of the Company's freight allowances, costs of freight out, and various third-party warehouse fees. These items are expensed as incurred.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Customer and vendor concentrations – For the year ended December 31, 2019, the Company's top two customers accounted for approximately 58% of net revenues, and approximately 36% of the Company's accounts receivable balance at December 31, 2019. For the year ended December 31, 2019, the Company's top four vendors accounted for approximately 68% of the Company's total raw material and finished goods purchases, and approximately 50% of the Company's accounts payable balance at December 31, 2019.

For the year ended December 31, 2018, the Company's top two customers accounted for approximately 73% of net revenues, and approximately 66% of the Company's accounts receivable balance at December 31, 2018. For the year ended December 31, 2018, the Company's top three vendors accounted for approximately 56% of the Company's total raw material and finished goods purchases, and approximately 51% of the Company's accounts payable balance at December 31, 2018.

Fair value of financial instruments – The Company's financial instruments consist primarily of accounts receivable and accounts payable. The carrying values of accounts receivable and accounts payable are representative of their fair values due to their short-term maturities.

Subsequent events – Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. The Company's results of operations could be adversely affected to the extent that coronavirus or any other epidemic harms the global economy. Although the Company does not expect the impact on its operations and financial results to be significant, the duration and intensity of the impact of the coronavirus and resulting disruption to the Company's operations is uncertain.

The Company has evaluated subsequent events through May 8, 2020, which is the date the financial statements were available to be issued. See Note 10.

Note 2 – Inventories

Inventories consist of the following at December 31:

	2019	2018 (Unaudited)
Raw materials	$ 2,373,908	$ 1,579,183
Finished goods	490,045	620,852
Total inventories	$ 2,863,953	$ 2,200,035

Note 3 – Property and Equipment, Net

Property and equipment, net, consists of the following at December 31:

	2019	2018 (Unaudited)
Computer equipment	$ 35,395	$ 10,892
Equipment	106,452	106,452
	141,847	117,344
Less: accumulated depreciation and amortization	(102,178)	(76,755)
Property and equipment, net	$ 39,669	$ 40,589

For the years ended December 31, 2019 and 2018, depreciation expense, including the amortization of leasehold improvements, amounted to approximately $25,000 and $23,000 (unaudited), respectively, and is included under General and administrative expenses in the accompanying statement of operations.

Note 4 – Convertible Notes Payable

On March 11, 2019 the Company entered into a convertible promissory note for $2,000,000. The note was amended on April 19, 2019 to include an additional $5,000,000. The note accrues interest at 8.00% per annum. The original note of $2,000,000 plus interest of $32,986 was combined with the additional note of $5,000,000. The note matures on December 31, 2021, or upon completion of qualified financing. From April 19, 2019 through the end of the year, the promissory note accrued $394,648 in interest. As of December 31, 2019 the outstanding balance on this note was $7,356,711 (net of debt issuance costs of $69,787).

Note 4 – Convertible Notes Payable (continued)

On July 25, 2019, the company entered into a convertible promissory note for $100,000. The note accrues interest at 8.00% per annum. All principal and accrued interest can be converted into preferred stock at a conversion price equal to the principal and interest. The note matures on December 31, 2021, or upon completion of qualified financing. During the year the note accrued $3,507 in interest for a total outstanding balance as of December 31, 2019 of $103,507.

Note 5 – Commitments

Litigation – The Company is at times subject to pending and threatened legal actions and proceedings. Management believes that the outcome of any such actions or proceedings is not expected to have a material adverse effect on its business, financial condition, or results of operations.

Note 6 – Income Taxes

Provision for income taxes consists of the following:

	2019	2018 (Unaudited)
Current		
Federal	$ -	$ -
State	800	800
	800	800
Deferred		
Federal	-	-
State	-	-
	-	-
Provision for income taxes	$ 800	$ 800

Note 6 – Income Taxes (continued)

Deferred tax assets and liabilities – The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities are as follows:

	2019	2018 (Unaudited)
Deferred income tax assets		
NOL and credit carryforward	$ 3,765,919	$ 1,898,058
Accrued liabilities	105,209	58,655
Stock option compensation	66,041	56,813
AR reserve	55,206	50,710
Inventory reserve	-	50,029
Other, net	6,356	5,520
Total deferred income tax assets	3,998,731	2,119,785
Deferred income tax liabilities		
Less: property, fixtures, and equipment basis differences	(5,206)	(3,689)
Total deferred income tax liabilities	(5,206)	(3,689)
Valuation allowance	(3,993,525)	(2,116,096)
Net deferred taxes	$ -	$ -

Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three years from the filing of a tax return. As of December 31, 2019 and 2018, the Company does not have a liability for uncertain tax positions.

At December 31, 2019, the Company had net operating loss carryforwards of $14,053,142 and $13,479,545 for federal and state purposes, respectively, which begin to expire in 2035. The 2019 federal net operating loss of $11,106,357 does not expire due to the Tax Reform Act. At December 31, 2018, the Company had net operating loss carryforwards of $6,890,541 (unaudited) and $6,456,109 (unaudited) for federal and state purposes, respectively.

Note 7 – Shareholders' Equity

The Company has seven classes of stock: Common stock, Series A1 preferred stock, Series A2 preferred stock, Series A3 preferred stock, Series C1 preferred stock, Series C2 preferred stock, and Series C3 preferred stock. The Company is authorized to issue 40,000,000 shares of common stock with a par value of $0.0001 per share and 40,000,000 shares of total preferred stock with a par value of $0.0001 per share. Of the 4,924,696 common shares outstanding as of December 31, 2019, 3,524,696 are restricted. Of the 5,368,484 common shares outstanding as of December 31, 2018, 4,013,484 are restricted.

Note 7 – Shareholders' Equity (continued)

Dividends – Holders of preferred stock are entitled to receive dividends prior and in preference to the payment of any dividend on the common stock of the Company. If declared by the Company's Board of Directors, the dividend payable on each class of stock is calculated as if each series of stock was converted into common stock. Such dividends are not cumulative. After payment to the holders of preferred stock, any additional dividends are to be distributed among all holders of common stock. No dividends were declared as of December 31, 2019 or 2018.

Liquidation preference – In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of preferred stock are entitled to receive, prior and in preference to any distributions to holders of common stock, an amount equal to the original preferred stock issue price per share of $0.31 for Series A1 preferred, $0.50 for Series A2 preferred, $0.8259 for Series A3 preferred, $0.23 for Series C1 preferred, $0.16 for Series C2 preferred, $0.25 for Series C3 preferred, and all declared but unpaid dividends, if any, on such share. The amount remaining available for distribution after payment to the preferred stock holders is to be distributed ratably to the holders of common stock.

Conversion – Any shares of preferred stock may by converted at any time into fully-paid and non-assessable shares of common stock. The number of shares of common stock to which a holder of preferred shares shall be entitled upon conversion shall be the product obtained by multiplying the preferred conversion rate, defined as dividing the original preferred issue price per share of $0.31 for Series A preferred, $0.50 for Series A2 preferred, $0.8259 for Series A3 preferred, $0.23 for Series C1 preferred, $0.16 for Series C2 preferred, and $0.25 for Series C3 preferred. Such conversion prices are subject to adjustment as set forth in the Company's corporate documents.

Voting rights – Holders of common stock have the right to one vote per share. Holders of preferred stock have the right to one vote for each share of common stock into which such share of preferred stock could then be converted.

Note 8 – Share-Based Compensation

The Company may issue up to 6,761,400 non-qualified stock options (NQSO) or shares of restricted stock to existing or new employees of the Company.

During 2019, no shares of restricted stock were issued. As of December 31, 2019, 3,524,706 total shares of restricted stock were issued, of which 2,957,687 were vested as of December 31, 2019, with the remaining unvested restricted shares vesting over the next 29 months, and become fully vested upon a sale of the Company. Compensation expense related to restricted stock during 2019 was $112,216 and is included within General and administrative expenses on the accompanying statements of operations. Unvested compensation expense related to restricted stock was $73,082 at December 31, 2019.

Note 8 – Share-Based Compensation (continued)

During 2018, 893,484 shares of new restricted stock were issued. As of December 31, 2018, 4,013,484 total shares of restricted stock were issued, of which 1,952,512 were vested as of December 31, 2018, with the remaining unvested restricted shares vesting over the next 41 months, and become fully vested upon a sale of the Company. Compensation expense related to restricted stock during 2018 was $116,072 and is included within General and administrative expenses on the accompanying statements of operations. Unvested compensation expense related to restricted stock was $238,911 at December 31, 2018.

The following table summarizes the activity during the years ended December 31, 2019 and 2018, for NQSOs:

	Number of Units	Weighted-Average Price	Weighted-Average Remaining Contractual Term
Outstanding at December 31, 2017 (unaudited)	882,281	$ 0.09	
Granted	442,089	0.14	
Forfeited	-	-	
Outstanding at December 31, 2018 (unaudited)	1,324,370	0.11	
Granted	1,276,756	0.24	
Forfeited	(221,547)	0.12	
Exercised	(45,000)	0.09	
Outstanding at December 31, 2019	2,334,579	0.13	8.72
Exercisable at December 31, 2018 (unaudited)	220,570	$ 0.09	8.52
Exercisable at December 31, 2019	560,026	$ 0.13	7.95

The NQSOs expire after ten years and vest over four years with the vesting period commencing on the grant date. In the event of cessation of employment, any vested units may, at the Company's election, be repurchased for a purchase price equal to the pro rata share of the total equity value of such repurchased units. Any unvested units are automatically forfeited to the Company and cancelled for no consideration. In the event of a termination of employment for cause, all vested and unvested units will be forfeited to the Company and cancelled for no consideration.

Note 8 – Share-Based Compensation (continued)

The key input assumptions that were utilized in the valuation and recognition of the NQSOs granted during 2019 and 2018 are summarized in the table below:

	2019	2018 (Unaudited)
Vesting period	4 years	4 years
Risk-free interest rate	1.63% to 2.58%	2.24% to 2.72%
Dividend yield rate	0.0%	0.0%
Expected volatility	43.16% to 44.94%	43.16% to 44.05%
Expected term	6.25 years	6.25 years
Fair value at date of grant	$0.20 to $0.22	$0.07 to $0.11

The Company's share-based compensation expense related to NQSOs for the years ended December 31, 2019 and 2018, amounted to $29,499 and $13,885 (unaudited), respectively, and is included within General and administrative expenses on the accompanying statement of operations. The total unrecognized share-based compensation expense related to the NQSOs as of December 31, 2019 and 2018, was $119,349 and $50,326 (unaudited), respectively.

Note 9 – Employee Benefit Plan

The Company maintains a defined contribution 401(k) plan (the "Plan"), covering substantially all employees. The Plan provides for discretionary safe harbor matching contributions of employees' voluntary contributions up to 4% of earnings, as defined in the Plan. Contributions to the Plan by the Company were $26,477 and $16,913 (unaudited) for the years ending December 31, 2019 and 2018, respectively.

Note 10 – Subsequent Events

On January 3, 2020, the Company entered into a loan agreement with a finance company with a maximum line amount of $2 million.

On March 10, 2020, the Company entered into a stock purchase agreement with three investors, where they received a total of $3,982,308 in cash for the issuance of 3,291,164 shares of Series A4 preferred stock at $1.21 per share. The convertible debt outstanding on that date was converted to 7,409,639 shares of Series C4 preferred stock at $1.03. Additionally, the Company amended its articles of incorporation related to this transaction.